Exhibit 99.1

Viomi Announces Receipt of Minimum Bid Price Notice from Nasdaq

GUANGZHOU, China, July 23, 2026 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading global technology company for home water systems, today announced that it has received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated July 22, 2026, indicating that because the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 30 consecutive business days was below US$1.00 per share, the Company no longer meets the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1).

Pursuant to the Nasdaq Listing Rules, the Company is provided with a compliance period of 180 calendar days, or until January 19, 2027, to regain compliance. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is at least US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and this matter will be closed.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: https://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi; recognition of the Company’s brand; trends and competition in the global IoT-enabled smart home market; the development and commercialization of new products, services and technologies; governmental policies and the relevant regulatory environment relating to the Company’s industry and/or aspects of its business operations; general economic conditions in China and around the globe; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com